Exhibit 99.1

CIAN ANNOUNCES SUBMISSION OF APPEAL TO NYSE DELISTING DETERMINATION

March 28, 2023

LARNACA, Cyprus--(BUSINESS WIRE)-- Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, announces that, on March 28, 2023, the Company submitted a written request for a review by a Committee of the Board of Directors of the New York Stock Exchange (the “NYSE Committee”) of the determination of the staff of the New York Stock Exchange Regulation (the “Staff”) to delist the Company’s American depositary shares, each representing one ordinary share of the Company (the “ADSs”), from New York Stock Exchange (the “NYSE”). As previously announced, the Company received a written notice of such determination by the Staff on March 15, 2023.

Pursuant to Section 804.00 of the NYSE Listed Company Manual, the review by the Committee will generally be scheduled for a date that is at least 25 days from the date of the request for review. The delisting of the Company’s securities will be stayed pending the conclusion of the review process, while the trading suspension that was implemented on February 28, 2022 will remain in effect. There can be no assurance that the Committee will grant the Company’s request for continued listing on the NYSE.

We believe that the Company has been and remains in full compliance with all applicable reporting obligations and qualitative and quantitative listing criteria of the NYSE and has met all additional requests for disclosure by the NYSE since the suspension of trading on February 28, 2022.

The trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual.

Contacts

Investor contacts:

Daria Fadeeva

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top twelve most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for February 2022). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the third quarter of 2022, the Company had 2.0 million listings available through its platform and the monthly audience with an average UMV of over 18 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the delisting of our ADSs from NYSE and our appeal to the NYSE Committee, as well as statements that include the words “believe,” “expect,” “intend,” may,” “plan,” “project,” “will,” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; further potential negative developments of the COVID-19 pandemic, or other public health crises, other negative developments in our business or unfavorable legislative or regulatory development and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 2, 2022 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.